UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                           SEC File No.  0-11254
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                                                           CUSIP No. 217721 10 9
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(Check One):   X  Form 10-K and Form 10-KSB       Form 20-F       Form 11-K
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                  Form 10-Q and Form 10-QSB       Form N-SAR
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                  For Period Ended:   October 31, 2002
                                   ----------------------

                  [ ]   Transition Report on Form 10-K
                  [ ]   Transition Report on Form 20-F
                  [ ]   Transition Report on Form 11-K
                  [ ]   Transition Report on Form 10-Q
                  [ ]   Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

    CopyTele, Inc.
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Full Name of Registrant

Former Name if Applicable


        900 Walt Whitman Road
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Address of Principal Executive Office (Street and Number)

Melville, New York  11747
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X
                                        ---

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Certain aspects of the registrant's review process with respect to its financial statements have not been completed prior to the filing date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Denis A. Krusos                  (631)               549-5900
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    (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). X Yes     No
                                                    ---    ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof? X Yes     No
                                   ---    ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

                                 CopyTele, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     January 29, 2003                By: Denis A. Krusos
     --------------------------------     -------------------------
                                          Denis A. Krusos, Chairman of the Board
                                          and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  Attachment A

CopyTele, Inc. (the "Company") has not completed certain aspects of its review process with respect to its financial statements for the fiscal year ended October 31, 2002. The Company expects to report total revenue for the fiscal year ended October 31, 2002, of $5,186,694, consisting of net product sales of $645,027 and revenue from collaborative agreement of $4,541,667, as compared to total revenue of $1,690,768, consisting of net product sales of $732,435 and revenue from collaborative agreement of $958,333, for the fiscal year ended October 31, 2001. The Company expects to report a loss from operations of $3,308,746 for fiscal year 2002 (including the effect of an impairment loss on commercial trade barter credits of $2,820,800), as compared to a loss from operations of $3,604,236 for fiscal year 2001. The Company expects to report a net loss of $3,285,240, or $.05 per share (basic and diluted), for fiscal year 2002, as compared to a net loss of $3,571,957, or $.06 per share (basic and diluted), for fiscal year 2001.